

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

<u>Via Email</u>
Judith Scarpello
President and Chief Executive Officer
Barrier 4, Inc.
6200 E. Canyon Rim Road
Anaheim, California 92807-4315

> **Re: Barrier 4, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 4, 2012**
> **File No. 333-181147**

Dear Ms. Scarpello:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your prospectus that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

> o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
>
> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Cover Page

2. Please revise the third paragraph on the prospectus cover page to clarify your intentions with respect to having your common stock quoted on the OTCBB. Your current disclosure appears to be incomplete considering you do not state your intentions to quote your shares on the OTCBB.

3. Notwithstanding the preceding comment, please note that the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to state that the selling shareholder will offer her securities at the fixed price for the duration of the offering, regardless of whether your shares are able to be quoted on the OTCBB during the offering period, and make conforming changes to your prospectus accordingly, including footnote 2 to your fee table, the prospectus cover page, summary, risk factors, determination of offering price, and plan of distribution sections.

Table of Contents, page 4

4. Please revise your table of contents to reflect the accurate page numbers of each section. For example, your table of contents indicates that "Description of Business" begins on page 25, but it begins on page 27.

Prospectus Summary, page 5

General Introduction, page 5

5. Clarify how you calculate the funds you will require, with a view to explaining what you mean when you refer to "the first current due date and ending with the cash zero date" in the penultimate paragraph on page 5.

Business Development, page 6

6. Please revise your disclosure on page 6 and throughout your filing to consistently and accurately describe your marketing plan. For example, the third paragraph on page 6 indicates that your marketing will be limited to "all forms of athletic teams", but the fourth paragraph states that you are developing your marketing plan to sell Barrier 4 to "the general public and to sports programs." We also note your reference in the third paragraph on page 6 to a "two-prong sales approach" but it does not appear you have described both "prongs." In this regard, you refer to your web-site on page 12 as one of your sales approaches.

Risk Factors, page 9

7. Please add risk factor disclosure related to the fact, as disclosed on page 27, that mPact has not produced any samples of Barrier 4 to date. In doing so, please clarify, as you do on page 30 under the subheading "Manufacturing", that mPact already produces the product under its own marketing program called mPale and that they simply have not produced the product in its relabeled format.

If we do not obtain additional financing…, page 10

8. Please revise this risk factor on page 10 and your disclosure in the penultimate paragraph on page 5 to be consistent. Your disclosure on page 5 states that Ms. Scarpello has orally agreed to fund the company, but your disclosure on page 10 states that you "do not have any arrangements for financing."

Because of lack of capital our marketing activities will be limited, page 10

9. Please delete the last sentence of this risk factor. Your risk factors should not include language that mitigates the point of the risk.

The industries in which we operate are heavily regulated and we may be unable to compete effectively, page 13

10. You refer to the "novel nature of [y]our technology" in this risk factor. Considering it appears that you are relying upon mPact's technology, please revise this risk factor to clarify the risk to you versus the risks to mPact.

Our controlling security holder may take actions that conflict with your interests, page 13

11. Please expand this risk factor to disclose that even if the entire offering is sold Ms. Scarpello will continue to control the company because she will hold 55% percent of the company's outstanding common stock.

Use of Proceeds, page 16

12. We note you are responsible for the estimated $18,000 in expenses related to the offering. Please explain the reference to $44,388 in remaining offering expenses or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

13. Considering your disclosure that you need further funding to develop your website, and it does not appear that you have any arrangements to obtain such funding prior to the end of May 2012, please update the ninth paragraph on page 21 to provide a revised date by which you expect your website to be functional.

General Overview, page 21

Product Function, page 21

14. Please revise your disclosure under this subheading on page 22, and throughout your filing as appropriate, to be consistent with the terms of your Private Label Manufacturing and Supply Agreement with mPact. We note the following examples:

- The penultimate paragraph on page 22 states that once an order is placed, it will take approximately "seven (14) days [sic], to ship/mail the finished product to customers." In contrast, Section 2 of the Supply Agreement indicates that shipment will occur within 30 days, and in certain instances may take up to 90 days; and

- Your disclosure on page 27 states that "the Company intends to place an order from mPact Environmental solutions to manufacture, package and deliver the finished product to the customer…." In contrast, Section 2 of the Supply Agreement suggests that mPact will ship to Barrier 4's warehouse, not directly to customers.

Description of Business, page 27

15. In an appropriate place in this discussion, please explain why you have determined to market your product to sports teams and how such customers are consistent with the product's use in the "secondary indoor market."

Description of Products, page 29

16. In this discussion, you include an extensive discussion of the products and services offered by mPact Environmental Solutions LLC. Please confirm that mPact has reviewed the disclosure you provide here, with a view to ensuring its accuracy.

Competition, page 31

17. In light of your disclosure on page 30 under the subheading "Manufacturing" which states that mPact offers the same product under the label mPale, please tell us why you do not consider mPact themselves to be a competitor.

Undertakings, page 42

18. Please provide the undertakings set forth at 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Please note that these undertakings are applicable to offerings made outside the scope of Rule 415. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Exhibit 5.1 Legal Opinion

19. Please file counsel's legal opinion in a timely manner so that we may have time to review it before you request acceleration of the effective date of your registration statement.

Exhibit 10.3 Private Label and Manufacturing and Supply Agreement

20. We note that Exhibit 10.3 does not include the conformed signature of mPact Environmental Solutions, LLC. If the agreement has been signed on behalf of mPact, please file an updated exhibit that includes the conformed signature. If the agreement has not been signed by mPact, please tell us when you expect the agreement will be signed and revise your prospectus to accurately describe the status of this agreement, including providing relevant risk factor disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: William B. Barnett, Esq.
        Barnett & Linn
        Via Email